Exhibit 99.8

For Immediate Release

Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Introduces Customer Due Diligence Suite with Industry-Leading
Risk Assessment and “Branch to the Bank” Protections

 The solution’s “always on” risk assessment capabilities provides continually updated customer risk profiles for a true “360-degree” view

New York – June 22, 2015 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance solutions for the financial services industry, announces the launch of the new Actimize Customer Due Diligence (“CDD”) Suite, the first enterprise-ready, out-of-the-box solution that addresses “branch to bank” customer risk, while managing requirements for due diligence and entity monitoring regulations. The new Actimize CDD Suite seamlessly integrates with third party data sources and proactively monitors breaking news with “always on” risk assessment to provide continually updated customer risk profiles and enriched investigations.

Built upon NICE Actimize’s decade-long understanding of CDD applications gained from customer implementations around the world, the new Actimize CDD Suite enables financial institutions to centrally manage CDD operations and to support multiple Know-Your-Customer (“KYC”), CDD, and Enhanced Due Diligence (“EDD”) processes. The new Actimize CDD Suite also addresses anti-bribery and corruption vendor management requirements and will be rolling out to many types of large corporations, in addition to financial institutions.

“In today's regulatory environment, there are numerous new checks that need to be performed and classifications that need to be applied to entity data in order to ensure market transparency and risk management obligations are being met,” said Virginie O’Shea, senior analyst at research advisory firm Aite Group. “The KYC process is therefore more extensive and complex than ever before, involving the assessment of many more data points and documentation checks, including at the fund or ultimate beneficial owner level. The Fourth AML Directive in Europe will add further fuel to these challenges. Adopting a more comprehensive and integrated approach to KYC and customer data management across an organization is therefore essential in this evolving environment.”

The new Actimize CDD Suite provides a 360-degree view of customer risk by combining a multitude of capabilities into a single solution. First, it allows a seamless integration of negative news and third party data directly to the institution’s risk profiles and ties external data into the institution’s risk rating. Second, it constantly scans global news sources for any new events and notifies the institution so that the institution can take proactive action to evaluate the news. Third, it streamlines the customer experience by allowing front-office relationship managers to assess risk in real-time during the onboarding process.

These processes work together along with additional research tools to manage investigation, reporting and auditing. The new Actimize CDD Suite also makes sure all products and divisions globally are using the same consistent risk scoring methodology.

Using the new Actimize CDD Suite’s Onboarding Model for the “branch to the bank” strategy, front office relationship managers can easily assess and mitigate risk during the onboarding process while the customer is still in the bank, accelerate customer intake and avoid human errors. Other new functionalities in the new Actimize CDD Suite include the EDD Investigator, which removes subjectivity and automates the risk mitigation process with seamless integration to negative news and adverse media data sources resulting in more accurate risk assessment and quicker due diligence investigation resolution.

“The new Actimize CDD Suite pushes risk controls and compliance to the front lines, offering the industry a groundbreaking, singular customer risk control which introduces a never-before-seen capability to manage a range of risks from the branch to the bank,” said Joe Friscia, President, NICE Actimize. “This solution is built to begin to allow firms to identify risks before they manipulate the institution. Moreover, the applications of this new suite are able to go far beyond the needs of just financial institutions, offering complete vendor management capabilities for a range of industries and enterprises.”

The new Actimize CDD Suite integrates Alacra, Inc.'s market leading customer onboarding and KYC tool, Alacra Compliance Enterprise, into Actimize's CDD anti-money laundering (“AML”) solution. Created to leverage external data sources to offer enhanced real-time data investigations, Alacra’s tool works with the Actimize CDD solution to proactively monitor the latest breaking news and other pertinent data changes, providing financial institutions a proactive system which monitors both internal and external risks.

For more information on the new Actimize CDD Suite, go to http://www.niceactimize.com/cddsuite.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com. @NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real-time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.